HEI Exhibit 99.2(o)

FOURTEENTH AMENDMENT TO TRUST AGREEMENT BETWEEN

HAWAIIAN ELECTRIC INDUSTRIES, INC. AND

FIDELITY MANAGEMENT TRUST COMPANY

THIS FOURTEENTH AMENDMENT TO TRUST AGREEMENT is made and entered into effective December 31, 2008, by and between Fidelity Management Trust Company (the “Trustee”) and Hawaiian Electric Industries, Inc. (the “Sponsor”);

WITNESSETH:

WHEREAS, the Trustee and the Sponsor heretofore entered into a Trust Agreement dated February 1, 2000, and amended August 1, 2000, November 1, 2000, April 1, 2001, December 31, 2001, January 1, 2002, April 1, 2002, July 1, 2002, September 1, 2003, February 2, 2004, October 3, 2005, November 1, 2006, August 1, 2007, and October 17, 2008 (the “Trust Agreement”) for the Hawaiian Electric Industries Retirement Savings Plan (the “Plan”); and

WHEREAS, the Sponsor has directed the Trustee to accept and hold assets of the American Savings Bank 401(k) Plan in accordance with the terms of this Trust Agreement; and

WHEREAS, in furtherance of the foregoing, the Sponsor and the Trustee desire to amend said Trust Agreement as provided for in Section 13 thereunder;

NOW THEREFORE, in consideration of the above premises, the Sponsor and the Trustee hereby amend the Trust Agreement by:

(1)	Restating the first WHEREAS Clause to read as follows:

WHEREAS, Hawaiian Electric Industries, Inc. is the sponsor of the Hawaiian Electric Industries Retirement Savings Plan, and American Savings Bank, F.S.B. is the sponsor of the American Savings Bank 401(k) Plan (collectively and individually, the “Sponsor”); and

(2)	Amending the WHEREAS Clauses to add the following:

WHEREAS, the Plan shall mean the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan (collectively and individually, the “Plan”) and such other tax-qualified, defined contribution plans which are maintained by the Sponsor or any of its subsidiaries or affiliates for the benefit of their eligible employees as may be designated by the Sponsor in writing to the Trustee as a Plan hereunder. Each reference to “a Plan” or “the Plan” in this Agreement shall mean and include the Plan or Plans to which the particular provision of this Agreement is being applied or all Plans, as the context may require.

WHEREAS, the Sponsor wishes to establish a single trust to hold and invest assets of the Plan or such other tax-qualified defined contribution plans maintained by the Sponsor, or any of its subsidiaries or affiliates, as are designated by the Sponsor as being eligible to participate therein; and

WHEREAS, certain affiliates and subsidiaries of the Sponsor maintain, or may in the future maintain, qualified defined contribution plans for the benefit of their eligible employees; and

WHEREAS, the Trustee is willing to hold the aforesaid Plan assets in trust for the exclusive benefit of Participants and their beneficiaries pursuant to the provisions of this Trust Agreement; and

WHEREAS, such trust shall constitute a continuation, by means of an amendment and restatement, of each of the prior trusts from which Plan assets are transferred to the Trustee; and

WHEREAS, the Trustee shall maintain a separate account reflecting the equitable share of each Plan in the Trust, as defined herein, and in all investments, receipts, disbursements and other transactions hereunder, and shall report the value of such equitable share at such times as may be mutually agreed upon by the Trustee and the Sponsor. Such equitable share shall be used solely for the payments of benefits, expenses and other charges properly allocable to each such Plan and shall not be used for the payment of benefits, expenses or other charges properly allocable to any other Plan; and

(3)	Amending Section 1, Trust, by restating the first sentence to read as follows:

“Trust” shall mean the Hawaiian Electric Industries Retirement Savings Plan and the American Savings Bank 401(k) Plan Master Trust, being the trust established by the Sponsor and the Trustee pursuant to the provisions of this Agreement.

(4)	Restating Section 2, Exclusive Benefit and Reversion of Sponsor Contributions, to read as follows:

Section 2. Exclusive Benefit and Reversion of Sponsor Contributions.

Except as provided under applicable law, no part of the Trust allocable to a Plan may be used for, or diverted to, purposes other than the exclusive benefit of the Participants in the Plan or their beneficiaries or the reasonable expenses of Plan administration. No assets of the Plan shall revert to the Sponsor, except as specifically permitted by the terms of the Plan.

(5)	Restating the first sentence of Section 3(c), Disbursements, in its entirety, to read as follows:

(c) The Trustee shall not be required to make any disbursement under a Plan in excess of the net realizable value of the assets of the Trust allocable to such Plan at the time of the disbursement.

(6)	Restating the first sentence of Section 4(b), Available Investment Options, in its entirety, to read as follows:

(b) Available Investment Options. The PIC with respect to a Plan shall direct the Trustee as to the investment options in which the Trust shall be invested during the period beginning on the date of the initial transfer of assets to the Trust and ending on the date of the completion of the reconciliation of Participant records (the, “Participant

Recordkeeping Reconciliation Period”) and the investment options in which Participants may invest following the Participant Recordkeeping Reconciliation Period.

(7)	Amending Section 5, Recordkeeping to be Performed, by adding following new subsection (f).

(f)	Allocation of Interests.

All transfers to, withdrawals from, or other transactions regarding the Trust shall be conducted in such a way that the proportionate interest in the Trust of each Plan and the fair market value of that interest may be determined at any time. Whenever the assets of more than one Plan are commingled in the Trust or in any investment option, the undivided interest therein of each such Plan shall be debited or credited (as the case may be) (i) for the entire amount of every contribution received on behalf of such Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and (ii) for its proportionate share of every item of collected or accrued income, gain or loss, and general expense, and of any other transactions attributable to the Trust or that investment option as a whole.

(8)	Amending Section 7(b), Directions from Administrator, by adding the following sentences to the beginning of this section.

The sponsor, PIC or Administrative Committee for the Hawaiian Electric Industries Retirement Savings Plan shall provide directions for the Hawaiian Electric Industries Retirement Savings Plan and the sponsor, PIC or Administrative Committee for the American Savings Bank 401(k) Plan shall provide directions for the American Savings Bank 401(k) Plan and the Trustee may rely without further duty of inquiry on the authority of any such individual to provide direction to the Trust on behalf of the respective Sponsor, PIC or Administrative Committee.

(9)	Amending Section 14, General, by adding the following new subsections (g) and (h) as follows:

(g)	Delegation by Employer.

By authorizing the assets of any Plan as to which it is an “employer” to be deposited in the Trust, each employer, other than the Sponsor, hereby irrevocably delegates and grants to the Sponsor full and exclusive power and authority to exercise all of the powers conferred upon the Sponsor and each employer by the terms of this Agreement, and to take or refrain from taking any and all action which such employer might otherwise take or refrain from taking with respect to this Agreement, including the sole and exclusive power to exercise, enforce or waive any rights whatsoever which such employer might otherwise have with respect to the Trust, and irrevocably appoints the Sponsor as its agent for all purposes under this Agreement. The Trustee shall have no obligation to account to any such employer or to follow the instructions of or otherwise deal with any such Employer, the intention being that the Trustee shall deal solely with the Sponsor.

(h)

The Sponsor shall be responsible for verifying that while any assets of a particular Plan are held in the Trust, the Plan (i) is qualified within the meaning of section 401(a) of the Code; (ii) is permitted by existing or future rulings of the United States

Treasury Department to pool its funds in a group trust; and (iii) permits its assets to be commingled for investment purposes with the assets of other such plans by investing such assets in this Trust. If any Plan ceases to be qualified within the meaning of section 401(a) of the Code, the Sponsor shall notify the Trustee as promptly as is reasonable. Upon receipt of such notice, the Trustee shall promptly segregate and withdraw from the Trust, the assets which are allocable to such disqualified Plan, and shall dispose of such assets in the manner directed by the Sponsor.

(10)	Adding Schedule “E-1” as attached hereto.

IN WITNESS WHEREOF, the Trustee and the Sponsor have caused this Fourteenth Amendment to be executed by their duly authorized officers effective as of the day and year first above written. By signing below, the undersigned represent that they are authorized to execute this document on behalf of the respective parties. Notwithstanding any contradictory provision of the agreement that this document amends, each party may rely without duty of inquiry on the foregoing representation.

HAWAIIAN ELECTRIC INDUSTRIES, INC. BY: HAWAIIAN ELECTRIC INDUSTRIES, INC. PENSION INVESTMENT COMMITTEE			FIDELITY MANAGEMENT TRUST COMPANY

By:	/s/ Curtis Y. Harada	12/30/08	By:	/s/ Stephanie Nick	1/9/09
	Curtis Y. Harada	Date		FMTC Authorized Signatory	Date
Chairman

By:	/s/ Timothy K. Schools	12/30/08
	Timothy K. Schools	Date
Member

D’AMATO & MALONEY

A LIMITED LIABILITY LAW PARTNERSHIP

PIONEER PLAZA

900 Fort Street Mall, Suite 1680

Honolulu, Hawai’i 96813

(808) 546-5200; 546-5203(f)

tmaloney@benefitslawyers.com

J. D’Amato, Esq.	William Lee, Esq.*
J. Thomas Maloney Jr., Esq.	*Also licensed to practice in California

December 30, 2008

Mr. Jeff Epstein

Fidelity Investments Institutional Operations Company, Inc.

300 Puritan Way – MM3H

Marlborough, MA 01752

Re:	American Savings Bank 401(k) Plan

Dear Mr. Epstein:

In accordance with your request, we are writing with respect to the qualified status of the American Savings Bank 401(k) Plan (the “Plan”) under section 401(a) of the Internal Revenue Code of 1986, as amended, (the “Code”).

The material facts regarding the Plan as we understand them are as follows. The Plan is brand new. It was adopted by American Savings Bank, F.S.B. (“ASB”) on December 30, 2008, effective January 1, 2008. The initial contribution is expected to be a discretionary, non-elective employer contribution attributable to the Plan year ending December 31, 2008. The initial contribution will be made on or before ASB’s tax return deadline for 2008, including extensions thereof. Contributions to the Plan are conditioned on the Internal Revenue Service making a favorable determination of the tax-qualified status of the Plan. The Plan will be submitted to the Internal Revenue Service for a favorable determination letter on or before ASB’s tax return deadline for 2008. ASB may need to make amendments to the Plan at the request of the Internal Revenue Service in order to obtain a favorable determination letter. We expect ASB to make any amendments reasonably required by the Internal Revenue Service as part of the determination letter process.

It is expected that assets of the Plan will be invested in the HEI Common Stock Fund, which is a unitized stock fund that invests primarily in common stock of Hawaiian Electric Industries, Inc., (“HEI”), a holding company and parent of a controlled group of corporations that includes ASB. The Plan is an “eligible individual account plan” (as defined in section

Fidelity Investments Institutional Operations Company, Inc.

December 30, 2008

407(d)(3) of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”)), and the shares of HEI common stock held in the HEI Common Stock Fund are “qualifying employer securities” (as defined in section 407(d)(5) of ERISA). We believe that the interests in the Plan will need to be registered under the Securities Act of 1933, as amended, prior to any Plan investments in the HEI Common Stock Fund. We will work with HEI’s and ASB’s securities counsel to complete any necessary registration.

Sincerely,

D’AMATO & MALONEY, LLP

/s/ Tom Maloney
J. Thomas Maloney, Jr.

cc:	Sherry Orme, Senior Vice President, Director Employee Services, American Savings Bank, F.S.B.

Patricia U. Wong, Vice President – Administration, Hawaiian Electric Industries, Inc.